AR VF 3-6-02




SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2002
365
WASH, D.C.
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 47052

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

U.S Sterling Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Veterans Memorial Highway
(No. and Street)

Hauppauge	NY	11788
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herbert A. Orr, Jr. President 631 360-2829
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John P. Comparato, CPA
(Name — *if individual, state last, first, middle name*)

207 Hallock Road, Suite 208, Stony Brook, New York 11790
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Herbert A. Orr, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Sterling Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

2/27/02

Notary Public

ROSE RANIERI
NOTARY PUBLIC, State of New York
No. 01RA5026221
Qualified in Suffolk County
Commission Expires 4-11-02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. STERLING SECURITIES, INC.

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2001

U.S. STERLING SECURITIES, INC.

INDEX

DECEMBER 31, 2001

207 Hallock Road ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.0181 Fax


JPC

JOHN P. COMPARATO C.P.A., P.C.

February 26, 2002

To the Board of Directors
U.S. Sterling Securities, Inc.
Hauppauge, NY

We have audited the accompanying statements of financial condition of U.S. Sterling Securities, Inc. as of December 31, 2001, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with generally accepted accounting principles, the financial position of U.S. Sterling Securities, Inc. as of December 31, 2001, the results of its operations and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole of U.S. Sterling Securities, Inc. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



John P. Comparato

U.S. STERLING SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
CURRENT ASSETS	
Cash	$ 11,798
Deposit, held at clearing broker	25,000
Due From Clearing Broker	40,456
Total Assets	77,254
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accrued Expenses and Taxes	$ 3,500
	3,500
STOCKHOLDER'S EQUITY	
Common Stock, $ .001 par value, 10,000 shares authorized, issued and outstanding	$ 10
Additional Paid-In Capital	55,114
Retained Earnings (Deficit)	18,630
TOTAL STOCKHOLDER'S EQUITY	73,754
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 77,254

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

U.S. STERLING SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE	$ 152,708
EXPENSES	
Clearing Fees	7,616
Commissions	67,201
Professional Fees	2,500
Regulatory Fees	1,950
Other Expenses	13,086
TOTAL EXPENSES	92,353
NET INCOME BEFORE PROVISION FOR TAXES	60,355
PROVISION FOR INCOME TAXES	<5,255>
NET INCOME	$ 55,100

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

U.S. STERLING SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings <Deficit>
Balance, January 1, 2001	$ 10	$ 55,114	$ <36,470>
Net Income <Loss>			55,100
Balance, December 31, 2001	$ 10	$ 55,114	$ 18,630

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

U.S. STERLING SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 55,100
Changes in Operating Assets and Liabilities:	
Increase in Clearing Deposit	<4,852>
Increase in Accrued Expenses	1,200
Increase in Due from Clearing Broker	<40,066>
NET CASH USED BY OPERATING ACTIVITIES	11,382
NET INCREASE IN CASH	11,382
CASH AT BEGINNING OF YEAR	416
CASH AT END OF YEAR	$ 11,798

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

U.S. STERLING SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

NOTE 1 -- GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

U.S. Sterling Securities, Inc. (the "Company") is registered as a broker and dealer in securities under the Securities Exchange Act of 1934.

The company clears all of its transactions through one security clearing firm. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c 3-3 under paragraph k (2) (ii) since it uses another firm for security clearing.

Securities transactions and related revenues are recorded in the financial statements on a settlement-date basis: however, all transactions are reviewed and adjusted on a trade-date basis for significant amounts.

NOTE 2 --NET CAPITAL REQUIREMENTS

The company is subject to the securities and exchange commission's uniform net capital rule (rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $73,754 which was $68,754 in excess of the amount required. The Company's net capital ratio was .05 to 1.

NOTE 3 -- RELATED PARTY TRANSACTIONS

The Company shares office space with U.S. Sterling Capital Corp., an affiliated company. The Company has no rent expense for the year ending December 31, 2001

The Company paid to U.S. Sterling Capital Corp. of $67,200 of Commission Expense during the year ended December 31, 2001.

NOTE 4 -- FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT RISK

As a securities broker dealer, the Company is engaged in various trading and brokerage activities on a principal and agency basis. The Company's exposure to the credit risk occurs in the event that the customer, clearing agent or counterparts do not fulfill their obligations of the transaction.

NOTE 5 – PROVISION FOR INCOME TAXES

At December 31, 2001, unused net operating losses ("NOL's) available to reduce the current years' taxable income for tax reporting purposes approximate $40,000. The provisions for income taxes for the year ended December 31, 2001 is as follows:

Federal	$ 2,400
State & Local	2,855
	$ 5,255

U.S. STERLING SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2001

NET CAPITAL	
Total Ownership Equity	$ 73,754
Add:	
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	0
Other (Deductions) or Allowable Credits	0
Total Capital and Allowable Subordinated Liabilities	73,754
Deductions and /or Charges:	
Non-allowable Assets	0
Net Capital Before Haircuts on Securities Positions	73,754
Haircuts on Securities Positions	0
Net Capital	$ 73,754
AGGREGATE INDEBTEDNESS	
Due to Affiliate and Accrued Expenses	3,500
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	5,000
Excess Net Capital @ 1000%	73,404
Ratio: Aggregate Indebtedness to Net Capital	.05 to 1

Note: The difference of $10,686 between this audited computation of net capital and that included in the Company's unaudited December 31, 2001 Focus Part IIA filing is due to reduction in Due from Clearing Broker.



JOHN P. COMPARATO C.P.A., P.C.

207 Hallock Road ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.0181 Fax

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL CONTROL REQUIRED BY SEC RULE 17a-5

To The Board of Directors
U.S. Sterling Securities, Inc.

We have examined the financial statements of U.S. Sterling Securities, Inc. for the year ended December 31, 2001 and have issued our report therein dated February 26, 2001. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-13 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c 3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors of irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of U.S. Sterling Securities, Inc. as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be any used for other purpose.

John C Compared